Exhibit 99.1

NEW GOLD PROVIDES NOTICE OF RELEASE OF FIRST QUARTER 2025 RESULTS AND CONFERENCE CALL

TORONTO, April 3, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is providing notice that it will release its first quarter 2025 operational and financial results after market close on Tuesday, April 29, 2025. The Company will host its first quarter 2025 earnings conference call and webcast on Wednesday, April 30, 2025 at 8:30 am Eastern Time.

First Quarter 2025 Conference Call and Webcast

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/Z0RMlnOPaWp
  Participants may also listen to the conference call by calling North American toll free 1-888-699-1199, or 1-416-945-7677 outside of the U.S. and Canada, passcode 65691
  To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/4kIQyPi to receive an instant automated call back.
  A recorded playback of the conference call will be available until May 30, 2025 by calling North American toll free 1-888-660-6345, or 1-289-819-1450 outside of the U.S. and Canada, passcode 65691. An archived webcast will also be available at www.newgold.com

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

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SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2025/03/c2844.html

%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 03-APR-25